[THE ROWE COMPANIES LETTERHEAD]

April 25, 2006

VIA EDGAR

Nili Shah

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Rowe Companies
Form 10-K for the fiscal year ended November 27, 2005
Filed February 24, 2006
File No. 1-10226

Dear Ms. Shah:

This letter responds to the comments raised in your letter dated April 11, 2006 regarding the Annual Report on Form 10-K of The Rowe Companies (“we” or the “Company”) for the fiscal year ended November 27, 2005 filed on February 24, 2006. Our responses are numbered to correspond to the numbered comments in your letter.

1. The Company confirms that its principal executive officer and principal financial officer concluded that, as of November 27, 2005, the Company’s disclosure controls and procedures were also effective to ensure that information required to be disclosed in reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In future filings, the Company will include the complete definition of disclosure controls and procedures.

2. In the table on page 11, we indicate that total manufacturing segment shipments declined by $6,359,000 from 2004 to 2005, and that gross profit of the manufacturing segment declined by $14,920,000 between the same periods, while gross margin declined from 21.1% to 11.9%. These numbers are described, but not repeated, in the explanatory text that follows on page 12 primarily. The decline in net shipments would have resulted in a reduction of gross profit of approximately $2.2 million, absent any other factors.

On page 12, our discussion also mentions that incoming orders declined 16% from 2004 to 2005, and that our retail segment’s same store sales increased 0.8% during the same time period. Shipments at our manufacturing unit were down less than incoming orders due to the increase in un-produced backlog in late 2004, and the drawdown of this increase in 2005.

Given the significant drop in orders at our manufacturing unit, while shipments at our retail unit

Ms. Nili Shah

Securities and Exchange Commission

April 25, 2006

were up slightly for the year, we believe that the impact of the disruptions following the ERP implementation was largely the cause of the shortfall in manufacturing segment shipments. As to allocating that result as being processing related, scheduling related, and production related, separately, we are not able to do that. Each of these factors contributed to end customer frustration, dealer frustration and a decline in orders, individually and together.

Further on page 12, we discuss the impact on gross margin. We enumerate a number of impacts, including material cost increases, which would not be caused by ERP related disruptions, and is so explained. Increases in direct labor costs are largely tied to ERP disruptions (as there were no significant wage increases), as are much of the overhead and transportation related cost increases. We believe that we reasonably identified which impacts were largely disruption related and which were not.

One area where we were not able to directly quantify the impact was in the area of sales discounts. In our old system, which was in use up to September 2004, discounts given at the time of the order (such as volume discounts, special pricing for closeouts, etc) were not discretely reported in our general ledger. One of the enhancements of the new system was the breakout of such discounts, such that it is now possible to see how much in discounts are being given. Given the volume of activity, we know anecdotally that there was more discounting taking place in fiscal 2005 compared to fiscal 2004; however, without comparable data for 2004, we are unable to quantify the magnitude of the increase. Going forward into fiscal 2006, we expect to be in a better position to quantify such impacts, and will do so as appropriate in future filings.

3. In future filings, as per your request, we will include interest on our interest bearing debt either in the table or in a footnote along with the related assumptions.

4. As discussed in note 1 to our financial statements on page 33 of our annual report, our goodwill valuation has historically been based on a discounted cash flow model that highlights the value of the sale of manufactured product from our manufacturing unit to our retail unit which was the primary purpose of the acquisition. The same model (with updated actual results through the date of the evaluation, as well as the most up to date projections for the following five years) has been used as the basis of this assessment, and was the basis for the year end 2005 assessment. Based upon the results through the end of 2005, as well as the revised projections at that time for 2006 and beyond, the excess of fair value over the carrying value of goodwill did diminish during 2005, but there continued to be an excess as of the end of 2005. The problems at our manufacturing unit in late 2004 and 2005 were largely due to the ERP issues from which we believed we had begun the recovery process as of the end of 2005.

As to the shortfall in our market capitalization compared to shareholder’s equity, we considered this a temporary issue that would correct itself assumming operating results improved in 2006 and 2007. As precedent, we point to the fact that our stock price at the end of fiscal 2005 was $2.50 per share, had been as high as $6.03 per share during the first quarter of fiscal 2004, and as low as $0.88 per share during the fourth quarter of fiscal 2001. We note also that we are a

Ms. Nili Shah

Securities and Exchange Commission

April 25, 2006

closely held, thinly traded stock, and with very few shares being traded, there is a tendency for there to be swings in our stock price on a daily basis; thus, market capitalization may be an unreliable indicator of the overall value of the Company or its component parts.

5. In future filings, per your request, we will quantify cooperative advertising costs included in Net Shipments, to the extent they are material.

6. We reviewed our net deferred tax assets for valuation allowances at year end. Beginning in fiscal year 2002, we have established valuation allowances for state NOLs generated by our retail unit, as its operating results historically, as well as our expectations for future results, did not support their recoverability in certain states. On the federal level, the losses at our retail subsidiary were more than offset by income at our manufacturing unit in all years prior to 2005. In fiscal 2005, the consolidated returns generated sufficient losses to utilize all NOL carryback opportunities available to us on both a state and federal level, leaving the company with a net NOL carryforward of $1.9 million (tax effected), including $1.6 million of federal NOL, and $0.3 million of state NOL related to our manufacturing unit.

In reviewing our earnings history, we achieved taxable earnings in each of the three years prior to 2005. The loss in fiscal 2001 resulted largely from the loss of three significant customers of our manufacturing unit (causing a year over year loss of shipments of approximately $20 million from fiscal year 2000 to 2001 for our manufacturing unit), along with the loss recorded due to the bankruptcy in 2001 of the largest of those three customers.

In looking at the results for 2005, consolidated operating income declined by $18.4 million from 2004 levels. Of that, $15.0 million was incurred in our manufacturing unit. Of that, only $1.5 million (resulting from higher material costs) cannot at all be attributed to the ERP implementation and its after effects. Of the remaining $13.5 million decline in manufacturing unit operating income, at least $9 million can be (and was on page 12) directly attributed to the ERP implementation and related issues; the remaining $4.5 million cannot be attributed solely to the ERP implementation, but as mentioned in the response to item 2 above, some portion (resulting from pricing adjustments and discounts) of the $4.5 million can be attributed to the ERP implementation issues..

Of the $3 million decline in operating income at our retail subsidiary in 2005 from 2004, approximately $200,000 of direct costs of discounts and excess transportation/delivery costs were directly related to delays in receiving product from our manufacturing unit in early fiscal 2005. In addition, while harder to quantify, a majority of our retail unit’s customer orders include pieces produced by our manufacturing unit. Delays in receiving these pieces delayed the delivery of all of the pieces in an order, as we generally attempt to make one delivery per order. We believe, although we can not quantify directly, that such delays and the quoting of extended delivery times (as much as sixteen weeks at the peak of problems, versus usually 6 weeks) cost our retail unit some sales.

Ms. Nili Shah

Securities and Exchange Commission

April 25, 2006

Thus, of the $18.4 million decline in operating income, the vast majority, approximately $12 million (made up of the $9 million described above and management’s estimates of additional discounts and operating expenses at the manufacturing unit and management’s estimates of lost profit at our retail unit due to late delivery issues described above), is clearly attributable to the impact of the ERP implementation and the disruptions it caused; approximately $3 million (resulting from the material cost increases and other impacts at the retail unit) is clearly not directly attributable to the ERP issue; and the remaining $3.4 million is in part related and in part not related to our ERP issues.

As we closed out 2005, we believed that the worst of our operational issues resulting from the ERP implementation were behind us. We projected that the first quarter of fiscal 2006 would still be challenging, as we had some work to do to repair relationships with furniture dealers and their employees who actually sell our product to end customers, but we expected to begin seeing benefits by the second quarter of 2006, with continuing improvements thereafter. We also, with the help of outside consultants we had hired, expected to restore many of the operating disciplines on the manufacturing floor that were lost in the scramble to overcome and fix the problems following the ERP implementation. We believed these benefits would also increase as 2006 progressed. Our projections at that time reflected continuing losses in the first two quarters of 2006, followed by income in the remaining quarters, resulting in a small net profit for 2006 and improved results thereafter.

We also considered one tax planning strategy that could be used to generate taxable income if needed. Our retail subsidiary maintains its inventories on the LIFO basis. While this choice made sense in the 1970’s when this entity was created (and long before our acquisition of it), changes in the sourcing of our retail products have affected the perceived benefits of this choice currently. While we have not, to date, felt a need to change this election, the option to do so remains available to us, and could, under the proper circumstances, prompt us to make this change.

7. As mentioned above, prior to fiscal 2005, all of our state NOLs were being generated by our retail unit, which operates in a number of states beyond that of our manufacturing unit. In addition, our retail unit has had a history of pre-tax losses, while our manufacturing unit has had a history of pre-tax income, with exceptions usually attributable to discrete events (such as the bankruptcy of a major customer). Prior to 2005, there were no federal NOLs reflected in our deferred tax assets.

8. In light of the valuation allowances established for virtually all of the state NOLs, the expiration of those was not deemed to be particularly relevant. During fiscal year 2005, a federal NOL of $1.6 million was created which will expire in 2025, along with $0.3 million of state NOL specific to our manufacturing unit. In future filings, we will more clearly define the expiration of NOL carryforwards that have not been offset by a valuation allowance.

9. Over its many years of operations, the Company had, like most companies, created reserves for potential tax issues. Over the last few years, during the Company’s

Ms. Nili Shah

Securities and Exchange Commission

April 25, 2006

acquisition and subsequent disposition of several subsidiaries, the most significant potential issues have coalesced around royalty charges paid by our manufacturing and retail subsidiaries to our intellectual property subsidiary, as well as the manner in which our corporate overhead expenses are allocated to our subsidiaries. These reserves have been maintained to offset any potential loss resulting from audit adjustments arising from state tax audits the Company is subject to. Under the FASB’s proposal related to uncertain tax positions, no additions to such reserves would be created at this time, as the Company believes that its positions in these areas are more likely than not to be upheld. During 2005, the Company completed a federal tax audit, along with several state tax audits, in particular a North Carolina audit following the sale of one of our manufacturing subsidiaries during fiscal 2003. Based upon the results of these audits, potential tax liabilities for these items in these states prior to fiscal 2003 were substantially reduced, and the reserves adjusted accordingly. We will continue to maintain reserves for these items as they relate to other states until such time as we believe these items/tax years are no longer subject to audit.

The “benefits recognized on amended prior year returns, primarily tax credits” relates to certain items claimed on our 2003 and 2004 tax returns when those returns were amended in 2005 to claim NOL carrybacks against those years. Generally, similar adjustments in prior years would have been included as “return to provision adjustments” and included as part of “other items, net” in the reconciliation, as they are generally not material. However, in 2004 and 2003 such items were larger than typical, and the decision was made to disclose these items separately in the rate reconciliation.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

Should you have any questions regarding this response letter, please do not hesitate to call me at (540) 444-5077.

Sincerely,

/s/ Garry W. Angle
Vice President-Treasurer

cc:	Jenn Do, Division of Corporation Finance
Ken Smith, BDO Seidman, LLP
Darlene Leonard, BDO Seidman, LLP
Craig M. Scheer, P.C., Silver, Freedman & Taff, L.L.P.